Exhibit 99.1

NLS Pharmaceutics announces new in-vitro data reconfirming Quilience’s® (mazindol ER)

unique dual mechanism of action involving significant Orexin-2 receptor activity

●	The orexin deficit is believed to be the root cause of narcolepsy

●	Mazindol ER is the most advanced Orexin-2 partial receptor agonist in development for the treatment of narcolepsy and other rare sleep disorders

●	Mazindol ER is a first in class, unique dual mechanism of action as pan-monoamine reuptake inhibitor and strong Orexin-2 partial receptor agonist

●	Phase 2 clinical trials evaluating Quilience (mazindol ER) in the treatment of narcolepsy recently concluded, meeting the primary endpoint with high statistical significance

Zürich, Switzerland, January 23, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced new in vitro study results demonstrating the agonist effect of mazindol ER at the Orexin-2 Receptor (OX2R). Two identical studies measuring differing concentrations of mazindol ER confirmed significant OX2R partial agonist activity at 30μM or higher. Notably, findings show that mazindol ER showed strong OX2R partial agonist activity by cellular and nuclear receptor functional assays. Results showed pEC50 (a logarithm measure of drug potency expressing a concentration that is effective in producing 50% of the maximal response) values of 4.7 to 5 for mazindol on the OX2R, indicating a strong OX2R partial agonist.

Orexin, also known as hypocretin, is a neuropeptide that regulates arousal, wakefulness, and appetite. Orexin plays a critical role in regulating the sleep-wake cycle and the most common form of narcolepsy, type 1 (NT1), in which the individual experiences brief losses of muscle tone, known as or cataplexy, is caused by a lack of orexin in the brain due to destruction of the cells that produce it. Mazindol ER is an OX2R partial agonist that was developed to address the loss of orexin signaling in NT1. Currently available treatments for NT1 only address the associated symptoms but not the underlying loss of orexin.

“This result is very encouraging for understanding the mechanism of action of mazindol ER in the treatment of narcolepsy,” said Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics. “This is a significant add-on therapeutic option in narcolepsy type 1 that includes excessive daytime sleepiness and the sudden loss of muscle tone, or cataplexy, when a person is awake. We now know that orexin is considered to play a crucial role in the sleep-wake cycle and narcolepsy is caused by severe loss of the orexin neurotransmitter in the lateral hypothalamus.”

Additional pre-clinical in vivo studies are currently underway to confirm OX2R activity. A pilot study in OXR2 KO mice animal model compared favorably with investigational drug, TAK-925, an orexin 2 receptor agonist. Supplementary studies to further characterize OX2R activity as well as activity at OX1R are planned for the first half of 2023. NLS Pharmaceutics plans to present the study results at a scientific meeting later this year.

“The unique dual mechanism of action of mazindol ER seems to represent an advantage over previously studied compounds, as mazindol ER appears to be highly effective in reducing narcolepsy symptoms without the potential side effects of a full OX2R agonist. We are very optimistic about these studies combined with the promising results of our phase 2 program,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics.

The Phase 3 program for Quilience (mazindol ER) is currently on track to commence in mid- 2023.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Quilience®

The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Quilience® in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult patients suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses that mazindol ER appears to be highly effective in reducing narcolepsy symptoms without the potential side effects of a full OX2R agonist, the ability of mazindol ER to treat narcolepsy and the timing of the Phase 3 program for Quilience. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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